[LETTERHEAD OF CLIFFORD CHANCE US LLP]

August 23, 2012

Via EDGAR

Ms. Peggy Kim, Esq.
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Equity LifeStyle Properties, Inc.
Schedule TO/ 13E-3 filed August 9, 2012
File No. 005-43043

Dear Ms. Kim:

On behalf of our client, Equity LifeStyle Properties, Inc. a Maryland corporation (the “Company”), we are transmitting for filing the Company’s responses to the comments provided in your letter to Larry Medvinsky dated August 17, 2012 (the “Comment Letter”) relating to the Schedule TO/13E-3 filed by the Company on August 9, 2012 (the “Schedule TO/13E-3”).

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in bold and italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Terms used in this letter and not otherwise defined have the meanings assigned in the Schedule TO/13E-3 and the Offer to Exchange filed as Exhibit (a)(1)(A) thereto (the “Offer to Exchange”).

Schedule TO/13E-3

1.	Please check the box on the cover page to indicate that the statement relates to an issuer tender offer subject to Rule 13e-4.

The Offer is not subject to Rule 13e-4. Rule 13e-4(h)(4) exempts from Rule 13e-4 “[a]ny tender offer which is subject to Section 14(d) of the [Exchange Act].” Section 14(d) applies to any tender offer for any class of any equity security which is registered pursuant to Section 12 of the Exchange Act. Because the Series A Shares are registered pursuant to Section 12, the Offer is subject to Section 14(d) and therefore is not subject to Rule 13e-4.

2.	We note the disclosure under Items 2, 3, 4, and 13 of the Schedule TO. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the offer to exchange document in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each of the items appears in the offer to exchange document and is incorporated by reference in the Schedule 13E-3.

In response to the Staff’s comments, the Schedule TO/13E-3 has been revised to incorporate by reference the applicable information from the Offer to Exchange.

3.	Please file the Certificate of Designation for the Series C Preferred, the depositary agreement, and any other governing documents or agreements for the Series C Shares or the Depositary Shares.

In response to the Staff’s comment, Schedule TO/13E-3 has been amended by adding the Form of the Articles Supplementary for the Series C Shares and the Form of Deposit Agreement relating to the Depositary Shares as exhibits.

Offer to Exchange

4.

We note that the offeror will pay cash in an amount equal to the amount of all unpaid dividends accrued through and including the expiration date. Please revise to quantify the cash consideration per share of Series A Preferred Stock. Please advise and disclose how the offeror will comply with Rules 13e-4(f)(1)(ii) and 14e-1(b).

In response to the Staff’s comments, we have revised the Schedule TO/13E-3 to quantify the cash consideration to be paid per Series A Share, assuming that the exchange takes place on September 7, 2012, and to disclose that if the Offer is extended and accordingly the amount of cash to be paid on account of unpaid dividends is altered, the Offer will be extended by an additional 10 business days, in accordance with Rule 14e-1(b). As discussed in our response to comment number 1, above, the Offer is not subject to Rule 13e-4.

5.

We note the offeror’s right to waive conditions. If the offeror decides to waive any material conditions, please note that the offeror must expressly announce its decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the minimum condition or the listing condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the offeror’s views on this issue.

We acknowledge that the offeror’s waiver of any material conditions to the Offer, including the minimum condition or the listing conditions, would require that the Offer remain open for at least five additional business days.

Questions and Answers about the Offer, page 4

6.

Please state whether officers and directors of the issuer will receive any benefits, including cash payments in connection with the going private transaction, and if so, revise to quantify the amounts on an individual and aggregated basis.

In response to the Staff’s comments, the Schedule TO/13E-3 has been revised to clarify that the officers and directors of the Company will not receive any cash payments or other benefits in connection with the Offer.

If a holder of Series A is subject to restrictions…, page 5

7.

Regarding the election to specify a “cap” ownership percentage, please revise to clarify to holders that by choosing that election, they will not know the exact number of Depositary Shares and the amount of cash they will receive in the Offer. Please also instruct holders not to choose the “cap” ownership percentage election if they seek to tender all or some other specific number of Series A Shares. Please similarly revise the letter of transmittal.

In response to the Staff’s comments, we have revised the Schedule TO/13E-3 and letter of transmittal to provide enhanced descriptions and instructions regarding the “cap” ownership election.

Special Factors, page 8

8.

Please revise to describe the effects of the Rule 13e-3 transaction on the issuer, its affiliates and unaffiliated security holders. Refer to Item 1013(d) of Regulation M-A. Please also describe and quantify the benefits and detriments to each of the issuer, its affiliates and its unaffiliated shareholders. Refer to Instruction 2 to Item 1013 of Regulation M-A.

In response to the Staff’s comments, the Schedule TO/13E-3 has been revised to address these points in the “Special Factors” section of the Offer to Exchange.

Background of the Offer, page 8

9.

Please revise the background section to describe each contact, meeting, or discussion that took place regarding the exchange offer and the substance of the discussions or negotiations at each meeting. Please identify any counsel, financial advisors, or any members of management who were present at each meeting.

In response to the Staff’s comments, the Schedule TO/13E-3 has been amended to add the requested information.

10.	Please identify the holders of Series A with whom the issuer discussed the exchange offer and their ownership percentages. We note that some of the Series A holders agreed to tender.

Please describe the terms of these tender agreements and file them as exhibits, if they differ materially from the form of tender agreement that has already been filed.

We respectfully submit that the identity and the ownership percentages of each holder that participated in discussions is not material to a shareholder’s decision of whether to tender. Furthermore, the Company believes that the holders that did not enter into a tender agreement with the Company held their discussions with the Company with an expectation that their identities would be treated by the Company as confidential. We have revised the Schedule TO/13E-3 to provide disclosure relating to the holder that entered into a tender agreement with the Company.

11.

Please also describe how the exchange ratio and the terms of the new Series C Shares and Depositary Shares were determined. In addition, please describe why the issuer decided to offer Depositary Shares instead of Series C Shares.

In response to the Staff’s comments, we have revised the Schedule TO/13E-3 to add a description of how the terms of the Series C Shares were determined and why Depositary Shares are being offered.

12.

Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13E-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Houlihan during the evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. For example, please summarize and file the “input,” “analysis,” “market data,” “survey of the terms of recent public offerings of preferred securities” and the information relating to future operations considered by Houlihan and the board.

Other than the presentation of Houlihan filed as exhibit (c)(2) to this Schedule TO/13E-3 and the presentation by Houlihan to the Board that is described in the Offer to Exchange, no report, opinion or appraisal, within the meaning of Item 1015 of Regulation M-A, was received by the Company or the Board. Accordingly, no revision to the Schedule TO/13E-3 is being made in response to this comment.

Reasons for and Purposes of the Offer, page 8

13.

Please revise to state the reasons for undertaking the going private transaction at this particular time as opposed to another time in the issuer’s operating history. Refer to Item 1013(c) of Regulation M-A.

In response to the Staff’s comment, the Schedule TO/13E-3 has been revised to add text to the sections “Questions and Answers about the Offer―What is the purpose of the Offer?” and “Special Factors―Reasons for and Purpose of the Offer.”

14.

We note that the issuer is seeking to save on fees and other expenses that would be payable on an underwritten offering of new securities. Please quantify the savings and compare the savings to the costs and fees of the depositary agreement.

In response to the Staff’s comments, the Schedule TO/13E-3 has been revised to address these specific points in the Offer to Exchange in the section “The Offer – Expenses.”

15.

Please revise to discuss any alternative means considered by the issuer to accomplish the stated purposes and the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A. For example, discuss whether the board considered offering Series C Shares rather than Depositary Shares or any other means to reduce the Company’s cost of capital.

We respectfully direct the Staff to the disclosure under page 8-9 of the Offer to Exchange in the section “Special Factors―Alternatives Considered by the Board,” which contains a discussion of the alternatives considered by the Board and the reasons the alternatives were rejected. With respect to the use of Depositary Shares, the Schedule TO/13E-3 has been revised to add disclosure to the Offer to Exchange under “Special Factors―Alternatives Considered by the Board.”

Fairness of the Offer, page 9

16.

Refer to the second bullet point. Please further describe and quantify how the economic and other terms of the Depositary Shares are approximately the same as the holders of the Series A Shares would be able to obtain if their Series A Shares were redeemed for cash and the holders were to re-invest the redemption proceeds in a comparable security.

In response to the Staff’s comment, the Schedule TO/13E-3 has been revised to add disclosure to the Offer to Exchange in the section “Special Factors―Fairness of the Offer.”

17.	Refer to the third bullet point. Please further describe the “input” from Houlihan and quantify the fair value per share of the Depositary Shares and the recent trading price of the Series A Shares.

The input provided to the Board was Houlihan’s analysis as described in its presentation to the Board and the Fairness Opinion, which have been filed as exhibits to the Schedule TO/13E-3.

18.

Refer to the last bullet point. Please further describe how the terms of the Offer are potentially more attractive to the holders of Series A Shares than the redemption of those shares for cash. In this regard, if the Offer is more attractive because the major holders of Series A support the Offer, then combine this factor with the seventh bullet point.

We respectfully note that the Offer to Exchange does not describe the Offer as being more attractive to the holders of the Series A Shares than a redemption for cash. Instead, the referenced text describes the Board’s determination that the economic and other terms of the

Series C Shares are approximately the same as the holders of the Series A Shares would be able to obtain if the Series A Shares were redeemed for cash and the holders were to re-invest their proceeds in a comparable security. We respectfully direct the Staff to disclosure under the heading “Special Factors – Reasons for and Purpose of the Offer” and the second bullet under the heading “Special Factors – Fairness of the Offer.”

19.

Please identify the 17 recent preferred stock offering considered by the Board, describe the specific criteria for selection and describe the reasons for excluding the 13 offerings. Further, we note that the four offerings that the Board focused on were selected based on their status as a REIT, market capitalization, financial condition and business segments; please further describe or quantify the criteria for selecting the four REITs. Please include comparable information for Equity LifeStyle in the summary table.

In response to the Staff’s comments, the Schedule TO/13E-3 has been revised to add disclosure to the Offer to Exchange under the heading “Special Factors – Fairness of the Offer” to list the 17 preferred stock offerings initially reviewed by the Board and to describe the considerations applied by the Board when it selected the four precedent offerings that were deemed to be most relevant to the Board’s fairness assessment.

20.	Please revise to quantify the net book value, going concern value and liquidation value. In this regard, we note that Houlihan considered this information in its fairness opinion.

In response to the Staff’s comments, the Schedule TO/13E-3 has been revised to add the requested disclosure to the Offer to Exchange under the caption “Special Factors – Fairness of the Offer.”

21.	Please revise to address whether the board considered the current and historical market prices of the Series A Shares. Refer to Instruction 2(i) and (ii) to Item 1014 of Regulation M-A.

In response to the Staff’s comments, the Schedule TO/13E-3 has been revised to add the requested disclosure to the Offer to Exchange under the heading “Special Factors – Fairness of the Offer.”

Fairness Opinion, page 11

22.

Please revise to include a summary of Houlihan’s financial analysis. Refer to Item 1015(b)(6) of Regulation M-A. For each method of analysis, please revise to provide disclosure about the underlying data used in each analysis. Please include comparable information for the issuer if the financial advisor considered this information. It may be useful if the information is disclosed in tabular format. Please revise to quantify multiples, rates or ranges and discuss why particular multiples, rates or ranges were used in each analysis.

In response to the Staff’s comments, the Schedule TO/13E-3 has been revised to add the requested disclosure to the Offer to Exchange under the caption “Special Factors – Fairness of the Offer.”

Certain Factors, page 13

23.

Please revise the heading to refer to “Risk Factors.” Please revise to disclose that if the Offer is completed for less than all of the outstanding Series A Shares, then the market for Series A Shares may be less liquid and may result in the Series A Shares no longer meeting the listing standards of the NYSE.

In response to the Staff’s comments, references to “Certain Factors” have been replaced by references to “Risk Factors.” In addition, a risk factor has been added noting the potential reduction of liquidity for holders of the Series A Shares.

Statement Regarding Forward-Looking Information, page 16

24.

Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995 since the safe harbor is not available for statements made in connection with a going private transaction or a tender offer. Refer to Sections 21E(b)(1)(E) and (b)(2)(C) of the Exchange Act.

In response to the Staff’s comment, the disclosure in the Offer to Exchange in the section “Statements Regarding Forward-Looking Information,” has been revised to eliminate the reference to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Source and Amount of Funds, page 26

25.	Please state the total amount of cash required to purchase all of the Series A Shares. Refer to Item 1007(a) of Regulation M-A.

In response to the Staff’s comment, the Offer to Exchange has been amended to disclose the aggregate amount of cash required to pay the cash component of the Offer Consideration.

Comparison of Rights, page 30

Information Rights, page 31

26.	Please describe how the annual and quarterly reports would be “in substantially the form” that would be required to be filed with the SEC and describe any differences.

In response to the Staff’s comment, we respectfully advise the Staff that if at any time the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, that the Company anticipates mailing to holders of Depositary Shares copies of annual and quarterly reports that do not materially differ in form and/or substance with the annual reports and quarterly reports that are required by the Exchange Act and which the Company currently files with the Commission.

Description of Our Depositary Shares, page 47

Charges of the Depositary, page 49

27.	Please describe the amount of the various fees or charges paid by the Company or the holder.

In response to the Staff’s comments, we have added language on page 49 under the heading “Charges of the Depositary” to describe the amount and nature of fees to be paid to the Depositary.

Annex A

28.

Please have Houlihan revise its opinion to remove the statement in the first full paragraph on page 3 that the opinion is furnished “solely” for the board as it is inconsistent with the disclosure relating to the opinion. Alternatively, disclose the basis for Houlihan’s belief that security holders cannot rely upon the opinion to support any claims against Houlihan arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with Houlihan). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, disclose that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such state-law defense to Houlihan would have no effect on the rights and responsibilities of either Houlihan or the board of directors under the federal securities laws.

          In response to the Staff’s comments, the Schedule TO/13E-3 has been amended by adding a revised version of the Fairness Opinion as an exhibit.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8149 or John Healy Esq. at 212-878-8281.

Very truly yours,

/s/ Larry P. Medvinsky Esq,

Larry P. Medvinsky, Esq.

cc:	Equity LifeStyle Properties, Inc.
Marguerite Nader
Kenneth Kroot, Esq.
Paul Seavey

Clifford Chance US LLP
John Healy, Esq.